Contact

www.linkedin.com/in/ericka-y-vonne-slaton-aa949435 (LinkedIn)

Top Skills

Social Media Marketing
Email Marketing
Online Content Creation

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Publications

Rising junior earns place on national team

Ericka Y'vonne Slaton

Product Brand Coach & Photographer
Douglasville, Georgia, United States

Summary

Passionate, creative, and focused Entrepreneur, Branding, Digital Marketing & Social Media Expert with a successful career in brand development, online marketing, SEO, social media management, public relations, project and communications management.

Army Wife and SAHM of 4 children, managing life and business to live a truly fulfilled life.

Experience

Ultimate Brand Academy Inc
Owner, Operator & Brand Coach
January 2018 - Present (5 years 2 months)
Greater Atlanta Area

For my small business clients:

Analyze clients' brand positioning and consumer insights
Shape and articulate clients' vision and mission
Translate brand elements into plans and go-to-market strategies
Begin and guide creative development to motivate the target audience to “take action”
Establish clients' performance specifications, cost and price parameters, market applications and sales estimates
Oversee new and ongoing marketing and advertising activities
Monitor product distribution and consumer reactions
Devise authentic and innovative growth strategies
Align my clients' business around the brand’s direction, choices and tactics
Coaching clients through product creation, design, development, and launch
Building marketing automations in CRMs such as Klaviyo and Mailchimp.

For my business:
* Designer and storyteller behind The Ultimate Brand Planner, the only physical planner for brand development, design and strategy.

Monitor market trends, research consumer markets and competitors’ activities
Web design and development
Product development, design, and creation
Working with manufacturers to create products
Create and execute unique marketing campaigns
Planning and developing social media campaigns
Crafting compelling content
Posting content across social media accounts
Scheduling content using Planoly schedule app
Engaging with customers on different channels
Analyzing running campaigns
Being on top of the latest social media trends
Copywriting and sending brand emails through Klaviyo
Selling and monitoring analytics for my Shopify website
Packaging and shipping product orders

The Knowtify App
VP of Branding & Marketing
January 2021 - Present (2 years 2 months)

Develop corporate brand guidelines
Oversee the development and design of brand collateral
Design corporate website
Develop and implement a cohesive marketing plan to increase brand awareness
Set current and long-term goals for internal teams
Design and review the Marketing department’s budget
Build relationships with media and stakeholders through creative PR strategies
Monitor all marketing campaigns and improve them when necessary
Prioritize marketing projects and allocate resources accordingly
Prepare regular reports and presentations on marketing metrics for the CEO
Conduct market analysis to identify challenges and opportunities for growth
Provide guidance and ideas to organize effective marketing events
Forecast hiring needs for the Marketing department
Participate in the quarterly and annual planning of the company’s objectives
Track competitors’ activities

Painting with a Twist Douglasville
Marketing and Social Media Manager
February 2020 - July 2022 (2 years 6 months)

Develop social media campaigns in congruent with in-studio events
Define KPIs and KRAs for social media campaigns
Create unique social media content
Schedule social media content using the Later scheduling app
Create and send weekly emails using ActiveCampaign
Engage with customers and followers on social media channels
Monitor campaigns and analyzes data obtained
Monitor SEO and event traffic metrics
Keep an eye on social media trends
Create and monitor social media and Google PPC ads
Research local marketing opportunities and communicate with advertising agencies

Contractor

Digital Marketing and Social Media Specialist

October 2014 - July 2019 (4 years 10 months)

Project Management, Website Development and Management, Social Media Management,
Design, Copywriting, SEO, and Public Relations for more than 20 clients, including Amy
Walker Consulting and L&L Virtual
Analyzed industry trends and compiled market research data to inform planning and strategy.
Directed targeted marketing efforts that introduced new products and promoted product
visibility.
Managed all of annual operating budget
Increased volume of business by following up on leads and networking
Managed business finances, including paying vendors and suppliers for products services
rendered
Prospected to obtain new accounts while maintaining relationships with existing accounts
Prepared income statements and balance sheets and projected cash flow
Developed and implemented a comprehensive salesperson training program
Optimized the website and the main company blog to boost traffic to the sites
Monitored income expense sheets to track and adjust expenses
Completed and processed an average of purchased orders and customer invoices each
quarter

Reviewed sales and activity reports to measure productivity and meet company
performance targets
Maintained exceptional customer service; Solicited and developed new business accounts by networking.
Created effective messaging using language, graphics and marketing collateral.
Coordinated with internal business divisions, agency partners and local vendors to guarantee on time, cost-effective delivery of all marketing communications materials.
Wrote off-site SEO content such as press releases, guest blog posts and informational
articles.
Worked closely with clients to identify their needs and challenges and provide solutions- oriented campaign themes.
Devised email strategies, including segmenting strategies, welcome email auto responders and training drip campaigns.
Managed project deadlines and monitored milestones through completion stage.
Proofed and approved production and printing drafts of promotional materials.

Zerys
Content Writer
October 2014 - October 2016 (2 years 1 month)

Produce original content for various clients according to their specific article instructions; Adhere to strict deadlines; Optimize content around popular keywords for search engine optimization (SEO)

Legacy Worldwide
Digital Engagement Specialist
July 2015 - June 2016 (1 year)

Account and Project management for ministry and secular clients, including a well-known best-selling author, television host, and mega-churh pastor; Timeline development; Social media content creation in accordance with client goals, upcoming events, and email campaigns; Content publishing in social media management platform; Live social media publishing; Live streaming using Periscope during live studio tapings; Graphic creation; Community management; Website updates; Blog creation and management; Search Engine Optimization and Internet Reputation Management; Photo and video

creation and sharing; Utilization of SEO tools; Social media, web and SEO reporting; Strategy development; Client strategy meetings

Network Communications, Inc.
Marketing Representative
January 2015 - July 2015 (7 months)

Research and compose original, SEO enriched content for various markets on ApartmentFinder.com

DigitalSherpa
Social Media & Content
September 2014 - December 2014 (4 months)

Online content marketing and web management for small to medium size businesses; Edit, approve or deny, and export blog content to Wordpress; Edit and finalize blog content for maximum SEO; Publish blog content in Wordpress; Schedule content for publishing in Wordpress and on Facebook; Order titles from blog writers; Adhere to writing, scheduling and ordering deadlines; Work with multiple groups to help them achieve productivity goals; Achieved highest productivity numbers of all interns

Randstad
Administrative Talent
December 2013 - August 2014 (9 months)

• Dec. 11, 2013 - Receptionist for The Federal Firm: three day assignment; still on assignment
o Duties:
• Answer and transfer all calls accordingly
• Greet and accommodate all guests
• Assist firm employees in any way possible
o On my second day I presented some pressing online marketing and communication issues to the firm owner and have been put in charge of their website. I am currently working on their new company newsletter and will be managing their social networking accounts as well.

The Federal Firm
Administrative Assistant
April 2014 - July 2014 (4 months)

Began work through a staffing agency, hired on fulltime to the company in 2014; Answered and transferred all calls accordingly; Greeted and accommodated all guests; Scheduled appointments, ordered supplies, filed

documents, paid invoices, documented all potential client calls, stocked break area and copy room; Managed all social media sites and presence; Managed all online content marketing efforts; Increased social media followers by over 400%; Initiated and completed website updates; Wrote content for company newsletter; Managed CRM databases

Marietta Daily Journal
West Metro Sports Editor - Neighbor Newspapers
May 2012 - October 2013 (1 year 6 months)
Hiram, Ga

Researched local teams and events for a weekly sports budget of 8 stories, 559 total; Conducted interviews with coaches, athletes and media personnel; Produced and edited original story content; Attended, kept stats and reported on high school football games for the Marietta Daily Journal; Scheduled photo assignments for photographers; Took story photos when necessary; Responded to reader inquiries and complaints; Uploaded stories to the company website and Twitter page

The CHAT Room WXIA-TV
Production Assistant
April 2011 - December 2012 (1 year 9 months)

Assist in all aspects of the production process; greet show guests and audience upon arrival; direct guests and audience to the appropriate areas; make sure guests and audience are comfortable; prepare the facility for production, including the food, green rooms, make up rooms, and dressing rooms; keep track of timing during and between tapings; be present in the control room and/or studio during taping; assist in advertising and audience gathering

Education

Full Sail University
Master of Arts (M.A.), New Media Journalism · (2012 - 2013)

University of West Georgia
Bachelor of Arts (B.A.), Mass Communications · (2007 - 2011)